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SECU[illegible] 06007448 [illegible]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13752

RECEIVED MAR 2 1 2006 PROCESSING SECTION 213 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Tower Square Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cityplace – 18th Floor
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petersen 732-326-7339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Robert Petersen, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Tower Square Securities, Inc. for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ______________________ Date 3/17/2006

Chief Financial Officer
Title

Subscribed and sworn to before me on
this 17th day of March 2006

____
Notary Public

Barbara Nebel
My Commission Expires
October 9, 2007

TOWER SQUARE SECURITIES, INC.
(SEC. I.D. No. 8-13752)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as of PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Tower Square Securities, Inc.:

We have audited the accompanying statement of financial condition of Tower Square Securities, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Tower Square Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 17, 2006

TOWER SQUARE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS:	
Cash	$ 2,708,621
Cash segregated pursuant to Federal regulations	51,998
Commissions and fees receivable	208,638
Variable annuities	8,935,802
Receivable from brokers and clearing organizations	395,491
Receivable from affiliates	4,737,465
Secured demand note receivable	11,000,000
Prepaid expenses	1,781,748
Deferred tax asset	4,196,327
Other assets	495,428
TOTAL ASSETS	$34,511,518
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	5,773,454
Due to affiliates	3,208,592
Deferred compensation plan payable to representatives	8,935,802
Accrued expenses and other liabilities	1,388,700
	19,306,548
Note payable under subordinated demand note collateral agreement	11,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 1,000	100,000
Additional paid-in capital	6,848,141
Accumulated deficit	(2,743,171)
Total stockholder's equity	4,204,970
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$34,511,518

See notes to statement of financial condition.

1. ORGANIZATION

Tower Square Securities, Inc. (the "Company") is an indirect wholly owned subsidiary of The Travelers Insurance Company ("TIC"), which is an indirect wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("the 1934 Act") and is a member of the National Association of Securities Dealers, Inc.("NASD").

Effective July 1, 2005, TIC was acquired from Citigroup Inc. by MetLife, Inc. (see Note 3).

The Company contracts with independent licensed brokers to sell securities and other investment products on a principal and agency basis to retail (individual) investors. The Company clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing").

"MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company), including Metropolitan Life Insurance Company ("Metropolitan") and TIC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation - The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statement - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash - All cash is on deposit with PNC Bank and Bank of America.

Cash Segregated Pursuant to Federal Regulations— The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3. The cash is held at Bank of America.

Income Taxes—For the six months ended June 30, 2005, the Company was a member of the consolidated federal and combined state income tax groups established by Citigroup, Inc. for its wholly owned subsidiaries. As a result, the Company's operations through June 30, 2005 are included in the consolidated return of Citigroup and any computed taxes payable or receivable are due to or from TIC in accordance with the allocation of the taxes pursuant to the acquisition agreement between MetLife, Inc. and Citigroup.

The Company will file stand-alone federal and state income tax returns for the six months ended December 31, 2005. Management expects that the Company will join the MetLife consolidated federal tax return in 2011.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Fair Value of Financial Instruments—SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

3. ACQUISITION AND PURCHASE ACCOUNTING

The Company's parent, TIC, was acquired by MetLife from Citigroup Inc. effective July 1, 2005 in a transaction accounted for using the purchase method. In conjunction with the acquisition, the Company was recapitalized. The accumulated deficit at December 31, 2005 reflects the Company's cumulative loss since the acquisition date.

4. RECEIVABLE FROM / PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

All clearing and depository operations for the Company's and customers' securities transactions are provided by Pershing pursuant to a clearance agreement. At December 31, 2005, included in receivable from brokers and clearing organizations in the statement of financial condition is $395,491 on deposit with Pershing in interest bearing accounts. Securities owned are held in the custody of Pershing. Pershing has the ability to pledge the securities in its custody.

The Company has agreed to indemnify Pershing for losses which may be sustained as a result of the failure of customers introduced by the Company to satisfy their obligations in connection with their securities transactions.

The Company is a member of the National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2005, the Company had no outstanding balance with NSCC.

5. DEFERRED COMPENSATION PLAN PAYABLE TO REPRESENTATIVES

The Company sponsored a nonqualified deferred compensation plan for its registered representatives (the "Plan"). The Plan provided registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis. Contributions received are invested in variable annuities and are part of the assets of the Company. The ultimate benefits will be based on the return of the underlying investments. The obligation of the Company to pay all benefits under the Plan is fully guaranteed by TIC.

The method and significant assumptions used to determine fair values of the variable annuities within the Plan are determined by Travelers Annuity Services Group and reviewed by the Company management.

6. RELATED PARTY TRANSACTIONS

TIC, under an expense sharing agreement with the Company, incurs certain expenses principally administrative salaries, employee benefits, data processing, and general and administrative expenses. Net amounts payable to TIC were $2,552,295 at December 31, 2005. At December 31, 2005, $4,736,487 was receivable from Travelers Distribution LLC ("TDLLC"), an affiliated broker-dealer. The Company has agreed that all of this balance would be collectible only upon TDLLC's receipt of cash in connection with a balance due it from a related entity.

7. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company is require to maintain net capital, as defined, of the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $2,438,144, which was $1,151,041 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 7.92 to 1 as of December 31, 2005.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, the Clearing Broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

8. SUBORDINATED LIABILITIES

The Company has entered into three separate Secured Demand Note Collateral Agreements with TIC totaling $11,000,000. All notes are collateralized by marketable securities as noted below:

	Collateral	
	Par Value	Fair Value
As of December 31, 2005:	(in millions)	
$5 million note due August 31, 2009	$ 6.0	$ 6.0
$3 million note due September 30, 2010	3.5	4.2
$3 million note due April 28, 2008	4.0	4.0
	$ 13.5	$ 14.2

The secured demand notes provide the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under a subordinated demand note collateral agreement" is subordinated to the claims of the general creditors and is non-interest bearing. To the extent that the subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

9. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

10. INCOME TAXES

As of December 31, 2005 the Company had a net operating loss carryforward of $3,043,905 for the period July 1, 2006 through December 31, 2006, which will expire in 2025.

The federal deferred tax asset recorded in the statement of financial condition as of December 31, 2005 consists of $3,130,961 relating to deferred compensation and $1,065,366 relating to a net operating loss ("NOL") carryforward. Management believes that is more likely than not that the deferred tax asset will be realized based on management's expectation that MetLife will generate sufficient taxable income to absorb any loss caused by the reversal of these deductible temporary differences.

The state net deferred tax asset consists of $446,840 relating to deferred compensation and $160,206 related to the NOL carryforward, both offset by a 100% valuation reserve as management has determined it is more likely than not that the state deferred tax asset will not be realized.

11. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, very large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus the specific monetary relief sought is not noted.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

On a monthly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's statement of financial condition. The review includes senior legal and financial personnel of the Company and MetLife, Inc. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2005.

A former registered representative of the Company is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to the Company and served the Company with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and the NASD are also reviewing this matter. The Company intends to fully cooperate with the SEC, the NASD and the Connecticut Department of Banking. In the context of the above, two arbitration matters were commenced in 2005 against the Company. In one of the matters, defendants include other unaffiliated broker-dealers with whom the registered representative was formerly registered. It is reasonably possible that other matters will be brought. The Company intends to defend itself vigorously in all such cases.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's statement of financial condition, have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing brokers provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 17, 2006

Tower Square Securities, Inc
One Cityplace – 18th Floor
Hartford, CT 06103

Dear Sir or Madam:

In planning and performing our audit of the financial statements of Tower Square Securities, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 17, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly

Deloitte & Touche LLP